Guardians of Gold Inc. 4 King Street West, Suite 1320, Toronto, ON M5H 1B6

January 30, 2013

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director

Ms. Christina Chalk, Senior Special Counsel

Sandy Eisen, Staff Accountant

Ethan Horowitz, Branch Chief

Alexandra M. Ledbetter, Staff Attorney

George K. Schuler, Mining Engineer

Re:	Guardians of Gold Inc.

Amendment No. 5 to Registration Statement on Form S-4

Filed April 3, 2012

File No. 333-175222

Nirek Resources Inc.

Amendment No. 5 to Registration Statement on Form S-4

Filed April 3, 2012

File No. 333-175222-01

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nirek Resources Inc. (“NRI”) and Guardians of Gold (“GOG” and together with NRI, the “Companies”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Companies’ Registration Statement on Form S-4 (File No. 333-175222 and 333-175222-01) filed with the Securities and Exchange Commission on April 3, 2012, together with all exhibits and amendments thereto (the “Registration Statement”). The Companies are requesting withdrawal of the Registration Statement because the Companies have decided to terminate the offering.

The Companies request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of NRI for future use.

Guardians of Gold Inc. 4 King Street West, Suite 1320, Toronto, ON M5H 1B6

Should you have any questions regarding the withdrawal, please direct your correspondence regarding this matter to the undersigned.

Thank you for your assistance in this matter.

Sincerely,

/s/ Ronald Haller

Ronald Haller
Secretary
Guardians of Gold Inc.

cc:	Abraham Arnold, President
Nirek Resources Inc